Paul, Weiss, Rifkind, Wharton & Garrison LLP

                        Fukoku Seimei Building 2nd Floor
                            2-2 Uchisaiwaicho 2-chome
                        Chiyoda-ku, Tokyo 100-0011, Japan

                            Telephone +81-3-3597-8101
                            Facsimile +81-3-3597-8120

                                 January 6, 2006




VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549, U.S.A.
Attention: Kathleen Collins


                  Re:      Korea Thrunet Co., Ltd.
                           Form 20-F for the fiscal year ended
                           December 31, 2004 filed July 15, 2005
                           File No. 000-30374

Dear Ms. Collins:

                  On behalf of Korea Thrunet Co., Ltd. (the "Company"), a company incorporated in the Republic of Korea, we hereby electronically file via EDGAR this letter in response to the comment letter of the staff of the U.S. Securities and Exchange Commission received by the Company in December 2005 regarding the above-captioned Form 20-F.

                  This letter sets forth each comment of the staff in the comment letter and, following each comment, the Company's response to such comment. All references to page numbers in this letter refer to the page numbers of the Form 20-F.

                                      * * *



F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATION, PAGE 30

1. WE NOTE IN YOUR CONTRACTUAL OBLIGATIONS TABLE THAT YOU HAVE NOT INCLUDED ANY OF YOUR LEASE COMMITMENTS DISCLOSED ON PAGES F-27, F-28 AND F-29 OF YOUR FINANCIAL STATEMENTS. TELL US HOW YOU CONSIDERED ITEM 5.F OF FORM 20-F IN YOUR

U.S. Securities and Exchange Commission                                       2


         PRESENTATION OF CONTRACTUAL OBLIGATIONS, INCLUDING LEASE OBLIGATIONS AND PROVIDE US WITH A SUMMARY OF YOUR LEASE OBLIGATIONS. PLEASE ADVISE.

                  RESPONSE: The Company's disclosure in Item 5.F of Form 20-F includes the lease commitments disclosed on Page F-27, F-28 and F-29 of the Company's financial statements. The lease commitments were reported as part of "Secured Borrowings" and "Unsecured Borrowings" and reflected accordingly in the table. Please see ANNEX A attached hereto which provides detailed information of the Company's contractual obligations including the amounts of the lease obligations at issue.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

2. WE NOTE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM IS DELOITTE HANAANJIN LLC LOCATED IN SEOUL, KOREA. TELL US IF YOU HAVE HAD YOUR FILING REVIEWED BY A "FILING REVIEWER" DESIGNATED BY YOUR US-AFFILIATED FIRM AS CONTEMPLATED BY RULE 3400T IN PCAOB RELEASE NO. 2003-006. IF YOU HAVE, PROVIDE US WITH WRITTEN CONFIRMATION THAT THE FILING REVIEWER'S PROCEDURES WERE APPLIED TO YOUR SUBMISSION. YOUR RESPONSE SHOULD INCLUDE THE NAME OF THE DESIGNATED FILING REVIEWER.

                  RESPONSE: The Form 20-F was reviewed by Mr. Gary Schweitzer, the filing reviewer designated by Deloitte & Touche LLP, the US-affiliated firm of Deloitte HanaAnjin LLC, as contemplated by Rule 3400T in PCAOB Release No. 2003-006.



3. WE NOTE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS NOT OPINED ON YOUR 2003 AND 2002 FINANCIAL STATEMENTS AND THAT THEY REFERENCE OTHER AUDITORS IN THEIR OPINION. AMEND YOUR FILING TO INCLUDE AN AUDITOR'S OPINION ON YOUR 2003 AND 2002 FINANCIAL STATEMENTS. WE REFER YOU TO ITEM 8.A.3 AND INSTRUCTIONS TO ITEM 8.A.2 OF FORM 20-F.

                  RESPONSE: Subsequent to the initial filing of the Form 20-F, the Company filed an amendment to the Form 20-F on November 1, 2005 to include the audit report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, regarding the Company's consolidated financial statements as of December 31, 2002 and 2003 and for the fiscal years ended December 31, 2002 and 2003.

U.S. Securities and Exchange Commission                                       3


NOTE 1.  GENERAL (2) REORGANIZATION PROCEEDINGS, PAGE F-13

4. WE NOTE THAT YOUR ORIGINAL AND MODIFIED REORGANIZATION PLANS WERE APPROVED BY THE BANKRUPTCY COURT ON JANUARY 9, 2004 AND APRIL 29, 2005, RESPECTIVELY. TELL US HOW YOU CONSIDERED APPLYING FRESH START REPORTING UPON APPROVAL OF YOUR REORGANIZATION PLANS. IN ADDITION TELL US HOW YOU CONSIDERED REPORTING TRANSACTIONS AND EVENTS THAT ARE DIRECTLY ASSOCIATED WITH THE REORGANIZATION (E.G. PRE AND POST PETITION LIABILITIES, CHARGES RELATING TO THE REORGANIZATION, ETC.) SEPARATELY FROM ONGOING OPERATIONS IN YOUR FINANCIAL STATEMENTS. WE REFER YOU TO SOP 90-7.

                  RESPONSE: The Company's understanding of Fresh Start Reporting and the other requirements of SOP 90-7 is that they are applicable to companies that are reorganized under US bankruptcy laws. The Company further understands that the staff has not objected to the application of SOP 90-7 by companies that reorganize under foreign (non U.S.) bankruptcy laws. Because of the differences between US bankruptcy laws and Korean bankruptcy laws, the Company elected not to apply the Fresh Start Accounting requirements of SOP 90-7. Because the Company did not apply Fresh Start Accounting, pre- and post-petition liabilities and charges relating to the reorganization were considered part of ongoing operations in the Company's financial statements. Charges relating to the reorganization have been expensed as incurred.



NOTE 7 - DEBTS, PAGE F-25

5. WE NOTE YOUR DISCLOSURE ON PAGE F-26 (LAST PARAGRAPH OF NOTE 7) THAT ALL LONG-TERM DEBTS ARE TO BE REPAID IN 2005. CONSIDERING THIS, TELL US WHY (WON) 11,127 MILLION OF LONG-TERM DEBT AS OF DECEMBER 31, 2004 IS NOT CLASSIFIED AS A CURRENT LIABILITY.

                  RESPONSE: The Company's disclosure on Page F-26 relating to the full repayment of long-term debts refers to the modified reorganization plan approved on April 29, 2005. As disclosed, the modified reorganization plan required repayment of all long-term debt in 2005. As of the end of 2004 (before the approval of modified reorganization plan), however, long-term debts of (pound)U11,127 million were to be repaid according to the original repayment schedule. The Company believes its accounting analogous to scenario 1, 2 and 3 in EITF 86-30 "Classification of Obligations When a Violation Is Waived by the Creditor". These scenarios allow for the debt to be classified as noncurrent, so long as disclosure is made regarding any adverse consequences.

                                      * * *

U.S. Securities and Exchange Commission                                       4


                  The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company further acknowledges that staff comments or changes to the Company's disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings with the Commission. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

                  Please contact the undersigned at (+81-3) 3597-6306 (fax number (+81-3) 3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.

                                                  Sincerely,

                                                  /s/ Tong Yu

                                                  Tong Yu



cc:           Patrick Gilmore
              Thomaas Ferraro
                 U.S. SECURITIES AND EXCHANGE COMMISSION
              Korea Thrunet Co., Ltd.

U.S. Securities and Exchange Commission                                       5


                                     ANNEX A

                  Details of the disclosure pursuant to Item 5.F of Form 20-F, including lease commitments, are as follows:


                                                             PAYMENTS DUE BY PERIOD

CONTRACTUAL OBLIGATIONS            TOTAL        LESS THAN 1 YEAR    1-3 YEARS    3-5 YEARS   MORE THAN 5 YEARS
                                   -----        ----------------    ---------    ---------   -----------------
                                                                (IN MILLIONS OF WON)
SECURED BORROWINGS
   Borrowings                          328,969              16,459       76,418     101,224            134,868
   Lease liabilities ((1))              14,678                   -            -       4,892              9,786
   Payables to Powercomm Inc.           22,770               5,092        8,839       8,839                  -
   TOTAL                               366,417              21,551       85,257     114,955            144,654
UNSECURED BORROWINGS
   Normal account payable              237,319              14,199       25,140      55,351            142,629
   Lease liabilities (2)                 5,845                   -            -           -              5,845
   Payables to Powercomm Inc.           23,646                   -        1,500       5,000             17,146
   Account payables to cable            20,361               7,794       10,483       2,084                  -
   operators
   Account payables to                  11,721               5,566        6,155           -                  -
   distributors
   TOTAL                               298,892              27,559       43,278      62,435            165,620
SHORT-TERM BORROWINGS                        -                   -            -           -                  -
RETIREMENT AND SEVERANCE BENEFITS        3,408                   -            -           -              3,408
TOTAL CONTRACTUAL CASH                 668,717              49,110      128,535     177,390            313,682
   OBLIGATIONS

(1) and (2) details of lease liabilities to LG Card Co., Ltd and HP Financial Service in relation to transmission equipment such as servers, DWDM and etc. are as follows:

                                                           PAYMENTS DUE BY PERIOD

   CONTRACTUAL OBLIGATIONS        TOTAL      LESS THAN 1 YEAR     1-3 YEARS       3-5 YEARS      MORE THAN 5 YEARS
                                  -----      ----------------     ---------       ---------      -----------------
                                                                (IN MILLIONS OF WON)
SECURED BORROWINGS                 14,678                   -              -           4,892                9,786
 LG Card                            7,165                   -              -           2,388                4,777
 HP Financial Service               7,513                   -              -           2,504                5,009
UNSECURED BORROWINGS                5,845                   -              -               -                5,845
 LG Card                              656                   -              -               -                  656
 HP Financial Service               5,189                   -              -               -                5,189

U.S. Securities and Exchange Commission                                       6


                  The following explanations in bold outline show how the commitments and contingencies disclosed on pages F-27, 28 and 29 are reported:


           COMMITMENTS AND CONTINGENCIES:

A. The Company has entered into an Internet System License Agreement with Microsoft to provide Microsoft Internet System License and technical support to the Company, and renewed the contract on July 30, 2003. Details of the contract are as follows:

              (1) Total acquisition cost of the permanent license is W780 million and has been fully paid.

              (2) The Company does not pay an e-mail access license fee to
                  Microsoft until the number of its e-mail users reaches 1,500,000. If it is over 1,500,000, the Company is obligated to pay US$ 0.10 per every additional user.

           CONDITIONS FOR THE PAYMENTS HAVE NOT BEEN MET YET. ACCORDINGLY, NO LIABILITY WAS RECOGNIZED.

B. In June 1997, the Company entered a long-term agreement with Korea Electric Power Corporation ("KEPCO") under which the Company utilizes KEPCO's network infrastructure, including KEPCO's fiber optic network and other ancillary facilities related to Powercomm Inc. to provide leasing of network lines owned by KEPCO. The Company pays a usage-based fee equal to a fixed percentage of the Company's monthly enterprise network services revenue for the use of the fiber optic network and certain other usage-based fees for the use of the ancillary facilities. The agreements with KEPCO and Powercomm Inc. are automatically renewed unless cancelled by the Company, KEPCO or Powercomm Inc. In January 2001, the Company entered into an agreement with Powercomm Inc., under which the Company agreed to pay a monthly minimum usage fee for the Company's use of Powercomm Inc.'s line facilities and dark fiber and to pay part of the lease fees requested by Powercomm Inc. in settlement of the disagreement. This agreement also supplements the Agreement Concerning Provision of Facilities dated June 1997, an earlier agreement with Powercomm Inc. concerning Powercomm Inc.'s provision of line facilities and dark fiber. Under this supplemental agreement, the Company agreed to lease Powercomm Inc.'s line facilities and dark fiber for a minimum period of three years from the date on which the Company commence using those line facilities or dark fiber. The Company must pay `a monthly usage fee, which is determined based on the length and the bandwidth of line facilities and the number of dark fibers used by the Company during the relevant month. The fee and term

U.S. Securities and Exchange Commission                                       7


         provisions became effective retroactively from July 2000.

           AMOUNTS UNDER THESE LEASE OBLIGATIONS HAVE BEEN ACCOUNTED FOR AS PAYABLES TO POWERCOMM INC (INCLUDED IN ITEM 5.F SHOWN ABOVE).

C. In March 1999, the Company entered into an agreement with KEPCO to lease the HFC Network for 3 years for lease payments equal to a fixed percentage of certain broadband internet services revenue. The agreement was transferred to Powercomm Inc. in early 2000. Under certain conditions, this agreement can be terminated by either party prior to its expiration. In January 2001, the Company entered into an agreement with Powercomm Inc. on the provision of HFC network, which supplements an earlier agreement concerning cable television network use dated March 1999. Under this supplemental agreement, Powercomm Inc. agreed to provide the HFC network in those areas where the Company does not have an exclusive marketing agreement with a system operator. The Company has agreed that Powercomm Inc. will provide its cable television transmission network to a number of internet service providers using the other frequency range of the cable television transmission network in an area where the Company provides value added services using specific frequency range of Powercomm Inc.'s cable television transmission network, and Powercomm Inc. must allow the Company to participate in such project. With regard to the fees for the use of the cable television transmission network, the Company guaranteed to Powercomm Inc. the minimum monthly usage fees per subscriber from January 1, 2001. In February 2001, the Company entered into an agreement for the supply and use of network facilities of Powercomm Inc. in its multi-ISP areas.

         The network facilities include cable television electrical transmission network, HFC network, cable modem termination system, dynamic host configuration protocol servers and fiber optic gigabit switch. The period of this agreement is three years from February 27, 2001 and shall be extended for another three years unless a party demands to terminate or amend this agreement in writing. Under this agreement, the Company should pay a fixed amount of basic fees depending on the area, and monthly fees per subscribers. During 2002, 2003 and 2004, the Company paid W53,215 million, W58,408 million and W53,112 million, respectively, under this agreement. There have been disagreements between Thrunet and Powercomm Inc. in regards to the interpretations of these contracts. Depending on the final resolutions, the Company may have to make additional payments to Powercomm Inc.

           AMOUNTS UNDER THESE LEASE OBLIGATIONS HAVE BEEN ACCOUNTED FOR AS PAYABLES TO POWERCOMM INC (INCLUDED IN ITEM 5.F SHOWN ABOVE).

U.S. Securities and Exchange Commission                                       8


D. In January 2001, the Company entered into another agreement with Powercomm Inc., which supplements the Agreement Concerning Provision of Facilities dated June 1997 and the Agreement on Provision of Line Facilities and Dark Fiber dated January 2001. Under this agreement, Powercomm Inc. and the Company agreed that the period applicable for the minimum usage fees guaranteed to Powercomm Inc. under the agreement on the provision of line facilities and dark fiber shall be from July 1, 2000 to June 30, 2002. The minimum usage fees applicable thereafter shall be determined by the parties by June 30, 2002. During 2002, 2003 and 2004, the Company paid W29,640 million, W2,241 million and W2,152 million, respectively, under this agreement.

           AMOUNTS UNDER THESE LEASE OBLIGATIONS HAVE BEEN ACCOUNTED FOR AS PAYABLES TO POWERCOMM INC (INCLUDED IN ITEM 5.F SHOWN ABOVE).


E. On August 6, 2002, the Company sold HFC lease-lines to Powercomm Inc. According to the sales contract, if the Company leases back the lines, it must exclusively lease lines only from Powercomm Inc. for the next ten years.

           AMOUNTS UNDER THESE LEASE OBLIGATIONS HAVE BEEN ACCOUNTED FOR AS PAYABLES TO POWERCOMM INC (INCLUDED IN ITEM 5.F SHOWN ABOVE).

F. On October 28, 2002, the Company disposed of its enterprise network service business to SK Networks. According to the contract, the Company is liable for any lawsuit or claims for damages related to period prior up to the final contract date. Also, in relation to the usage of transmission and communications equipment of KEPCO without permission, the Company is jointly responsible with SK Networks for repair and maintenance expenses upon request from KEPCO until December 31, 2003. The Company must exclusively lease lines from SK Networks for the next five years. If the Company leases back the lines, it must exclusively lease lines from SK Networks and its affiliates.

           THE LEASES ARE ON A MONTH-TO-MONTH BASIS.

G. In October 1999 and January 2000, the Company entered into agreements with GNG Networks and SK Telecom Co., Ltd., respectively, to lease dark fiber for lease payments based on usage. During 2000 and 2001, the Company paid W3,421 million and W2,455 million, respectively, under such leases, In 2003, the agreement with GNG Networks were terminated. The Company paid W2,454 million and W2,266 million to SK Telecom co., Ltd in 2003 and 2004, respectively.

           THE COMPANY HAS PAID ALL OF ITS LIABILITIES.

U.S. Securities and Exchange Commission                                       9


H. In 1998, the Company entered into an agreement with Dacom Corporation and in 2000, the Company entered into agreements with Onse Telecom and MCI Com to lease international private leased circuit for fixed monthly payments. In 2001, the Company entered into an agreement with Naray Telecom to lease international private leased circuit for fixed monthly payments. During 2002, 2003 and 2004, the Company paid a total of W28,626 million, W12,708 million and W680 million, respectively, under such leases.

           AS OF JANUARY 9, 2004, W665 MILLION AND W154 MILLION WERE RECOGNIZED AS PAYABLES TO ONSE TELECOM AND DACOM CORPORATION, RESPECTIVELY, AND INCLUDED IN "NORMAL ACCOUNT PAYABLE" IN ITEM 5.F ABOVE.

I. The Company has entered into mutual cooperation agreements with cable television operators and distributors in relation to internet access service marketing and paid fees by the agreements, amounting to W66,584 million, W60,076 million and W57,368 million for the years ended December 31, 2002, 2003 and 2004, respectively.

           AS OF JANUARY 9, 2004, W20,361 MILLION AND W11,721 MILLION WERE RECOGNIZED AS THE PAYABLES TO CABLE OPERATORS AND DISTRIBUTORS, RESPECTIVELY, AND INCLUDED IN ITEM 5.F ABOVE.

J. On December 30, 2003, the Company entered into an agreement with On Media to dispose of its HFC Network and transferred those assets on June 30, 2004. According to the contract, the Company is liable for any claims for damages related to the period prior up to the final contract date. Also, the Company must exclusively lease the HFC Network from On Media for the next ten years. With proceeds from the sales, the Company has repaid its borrowings from Korea Development Bank, prior to its maturity. The Company had provided the HFC Network to Korea Development Bank as collateral before the disposal.

           AS OF JANUARY 9, 2004, W45 MILLION IS RECOGNIZED AS PAYABLES TO ON MEDIA AND INCLUDED IN "NORMAL ACCOUNT PAYABLE" IN ITEM 5.F TABLE ABOVE.

K. As of December 31, 2004, the Company is a defendant in 11 lawsuits seeking approximately W420 million of damages in Korea and one class action lawsuit along with other defendants in the United States of America. These lawsuits are currently pending and the final outcome cannot be determined.

           THE FINAL RESULTS OF THE LAWSUITS WERE UNPREDICTABLE AT DECEMBER 31, 2004.

L. As of December 31, 2004, the Company has provided 5 blank promissory notes

U.S. Securities and Exchange Commission                                       10


         and 1 blank check as collateral to financial institutions in relation to the borrowings.

           THIS IS A CONTINGENT LIABILITY.

M. The Fair Trade Commission has been investigating the violation of the Fair Trade Act by communication companies including the Company and based on the final results of the investigation, the Fair Trade Commission may fine the Company. The amount of the fine cannot be determined as of December 31, 2004. The Company will pay the fine, if any, with the reserved money financed by hanarotelecom incorporated as explained in Note 1.

           THIS IS A CONTINGENT LIABILITY.

N. Debt repayment guarantees by third parties amounting to W289,472 million are provided to the Company as of December 31, 2004.

           THIS IS NOT APPLICABLE AS THE DISCLOSURE RELATES TO DEBT REPAYMENT GUARANTEES PROVIDED BY THIRD PARTIES.

O. The Company does not provide any debt repayment guarantees for third parties as of December 31, 2004.

           THIS IS NOT APPLICABLE AS THE DISCLOSURE RELATES TO THE ABSENCE OF ANY RELATED CONTINGENT LIABILITY.